UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Lauder, Ronald S.
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   6/30/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
   Chairman of Clinique Laboratories, Inc. and Estee Lauder International, Inc.
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |5/15/1|G   |V|2,700,000         |D  |           |                   |D     |                           |
                           |998   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/5/19|J (1|V|1,515,152         |D  |           |                   |D     |                           |
                           |98    |)   | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/10/1|J (1|V|227,272           |D  |           |6,727,078 (2)      |D     |                           |
                           |998   |)   | |                  |   |           |                   |      |                           |
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Class A Common Stock       |      |    | |                  |   |           |1,591              |I     |By Descen. of RSL 1966 Trus|
                           |      |    | |                  |   |           |                   |      |t (3,4)                    |
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Class A Common Stock       |      |    | |                  |   |           |5,405,548          |I     |By Estee Lauder 1994 Trust |
                           |      |    | |                  |   |           |                   |      |(3,5)                      |
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Class A Common Stock       |      |    | |                  |   |           |7,692              |I     |By Lauder & Sons L.P. (3,6)|
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Contract (7)          |(7)     |6/5/1|J   | |(7) (7)    |A,D|(7)  |(7)  |Class A Comm|(7)    |(7)    |(7)         |I  |By Estee Lau|
                      |        |998  |    | |           |   |     |     |on Stock    |       |       |            |   |der 1994 Tru|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |st (4,5)    |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Repayment by Reporting Person of a portion of the stock loan made to him prior to the Issuer's initial public offering.
2. The Reporting Person has a short position of 6,590,909 shares of Class A Common Stock established prior to the Issuer's initial public offering.
3. The Reporting Person disclaims beneficial ownership to the extent he does not have a pecuniary interest in such securities.
4. The Reporting Person is the trustee of The Descendants of Ronald S. Lauder 1966 Trust.
5. The Reporting Person is co-Trustee and beneficiary of The Estee Lauder 1994 Trust.
6. The Reporting Person is a general partner of Lauder & Sons L.P. The Reporting Person is also a Trustee of The
1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons
L.P.
7. On June 2, 1998, in connection with an offering of certain securities issued by the Estee Lauder Automatic
Common Exchange Security Trust, a trust not affiliated with any Reporting Person or the Issuer (the "TRACES"
Trust"), the EL 1994 Trust entered into a forward purchase agreement (the "Contract") with the TRACES Trust relating to the disposition by the EL 1994 Trust of not fewer than 1,335,804 nor more than 1,603,030 shares of Class A Common Stock held by the EL 1994 Trust (taking into account the underwriter's over-allotment option in respect of the TRACES Trust offering) (the "Contract Shares"). Specifically, the Contract obligates the EL 1994
Trust to deliver to the TRACES Trust on June 5, 2001 (subject to extension and subsequent acceleration) (the
"Exchange Date") a number of shares of Class A Common Stock equal to the product of the "Exchange Rate" times
1,603,030 shares, or at the EL 1994 Trust's option in lieu of shares, to deliver an amount of cash equal to the then
Average Market Price (as defined in the Contract) of the number of shares otherwise deliverable. The Exchange
Rate is equal to: (a) if the then Average Market Price is less than $73.05 per share (the "Appreciation Threshold
Price") but equal to or greater than $60.875 per share (the "Initial Price"), a fraction equal to the Initial Price divided by the then Average Market Price; (b) if the then Average Market Price is equal to or greater than the Appreciation
Threshold Price, 0.8333; and (c) if the then Average Market Price is less than the Initial Price, 1.0, subject in each case to certain antidilutive and extraordinary transaction adjustments.) Upon the consummation of the offering of certain securities by the TRACES Trust, the EL 1994 Trust received from the TRACES Trust $49,954,188.24 on June
5, 1998, and $30,797,394.71 on June 10, 1998, pursuant to the Contract, representing the purchase price of the Contract Shares before expenses and fees. The TRACES Trust's offering and the Contract are described further in a Prospectus dated June 2, 1998, which forms a part of the TRACES Trust's Registration Statement on Form N-2
(SEC File Nos. 811-08761 and 333-50597.)
SIGNATURE OF REPORTING PERSON
Ronald S. Lauder
DATE
7/6/1998